SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Subject Company)

MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; MPF ACQUISITION CO. 3, LLC; MPF DEWAAY FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MP INCOME FUND 12, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF DEWAAY FUND 8, LLC; MPF SENIOR NOTE PROGRAM I, LP; SCM SPECIAL FUND 2, LP; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$3,000,000	$213.90

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $6 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $213.90
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: October 27, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of October 27, 2010, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 4, LLC; MP Income Fund 12, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 8, LLC; MPF Senior Note Program I, LP; SCM Special Fund 2, LP  (collectively the “Purchasers”) to purchase up to 500,000 shares of common stock (the “Shares”)  in Corporate Property Associates 14 Incorporated (“CPA®:14”), the subject company, at a purchase price equal to $6 per Share, less the amount of any dividends declared or made with respect to the Shares between October 27, 2010 (the “Offer Date”) and December 10, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2010 (the “Offer to Purchase”) and the related Assignment Form.

This Schedule is being amended to add recent data on some limited secondary market trading as reported by The Stanger Report (Fall 2010), which reported trades of the Shares at prices ranging from $9.00 - $10.03 per Share.  The Direct Investments Spectrum data remains current, $8.85-$9.70 per Unit in July/August 2010.  Further, this Amendment clarifies that while the Purchasers have stated that the determinations as to validity and form of the submitted Assignment Forms is “final and binding,” this is of course always subject to any seller’s right to contest such determinations through the arbitration provision outlined in Section 16 of the Offer and in the Assignment Form.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated October 27, 2010*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated October 27, 2010*

(b)- (h)	Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on October 27, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 4, 2010

MPF INCOME FUND 24, LLC; MPF FLAGSHIP FUND 14, LLC; MPF ACQUISITION CO. 3, LLC; MPF DEWAAY FUND 7, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MP INCOME FUND 12, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF BLUE RIDGE FUND I, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF DEWAAY FUND 8, LLC; MPF SENIOR NOTE PROGRAM I, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President